

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

Gregory Wong
Chief Financial Officer
QuinStreet, Inc.
950 Tower Lane, 6th Floor
Foster City, California 94404

> **Re: QuinStreet, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2020**
> **Filed August 28, 2020**
> **Form 8-K Furnished August 5, 2020**
> **File No. 001-34628**

Dear Mr. Wong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2020

Item 7. Management's Discussion and Analysis
Selected Quarterly Financial Data, page 44

1. We note you present "Adjusted EBITDA as a percentage of net revenue" on a quarterly basis. Please present the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff´s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI´s").

Form 8-K Furnished August 5, 2020

Exhibit 99.1
Fourth Quarter and Fiscal Year 2020 Results, page 1

2. When providing discussion of non-GAAP financial measures, please ensure that such

disclosure is accompanied by discussion of the corresponding GAAP measure with equal or greater prominence. For example, we noted you provide:

- Adjusted EBITDA as a percentage of revenue for the fourth quarter and fiscal year 2020 without providing discussion of the comparable GAAP measure.
- Discussion of your "delivered Adjusted EBITDA" without providing similar discussion regarding the comparable GAAP measure.

Please refer to the guidance referenced in the comment above.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services